[PNC Letterhead]



February 24, 2009

VIA EDGAR TRANSMISSION
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Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:      Allegiant Advantage Fund (the "Trust")
         Registration Nos. 33-65690/811-07850
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Ladies and Gentlemen:

On behalf of the Trust, pursuant to Rule 14a-6(a) under the Securities Exchange Act of 1934, as amended, and Rule 20a-1(a) under the Investment Company Act of 1940, as amended, this filing is being made in order to correct typographical errors in the Trust's Proxy Materials that were filed via EDGAR on February 23, 2009 (SEC Accession No. 0000935069-09-000359).

Filed herewith are a (i) Notice of Joint Special Meeting of Shareholders of the Trust and Allegiant Funds, (ii) definitive proxy statement and (iii) form of proxy relating to a joint special meeting of the Trust's shareholders scheduled for April 24, 2009 (the "Proxy Materials"). No fee is necessary in connection with this filing.

Questions concerning the enclosed materials may be directed to the undersigned at 610-382-8667.

Very truly yours,

/s/ David C. Lebisky
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David C. Lebisky


Enclosures